Exhibit 99.1

8 May 2024
Nexxen International Ltd
("Nexxen" or the "Company")

Nexxen to Announce First Quarter 2024 Financial Results on May 20, 2024

Conference call and webcast to be held May 20, 2024, at 9:00 AM ET / 2:00 PM BST

Nexxen International Ltd. (AIM/NASDAQ: NEXN) (“Nexxen” or the “Company”), a global, unified advertising technology platform with deep expertise in video and Connected TV ("CTV"), will release its financial results for the first quarter ended March 31, 2024 before the U.S. market opens on Monday, May 20, 2024.

The Company will host a webcast and conference call at 6:00 AM PT / 9:00 AM ET / 2:00 PM BST on the same date to discuss its financial results and outlook.

Webcast and Conference Call Details

•	Nexxen International First Quarter Ended March 31, 2024 Earnings Webcast and Conference Call
•	May 20, 2024, at 6:00 AM PT / 9:00 AM ET / 2:00 PM BST
•	Webcast Link: https://edge.media-server.com/mmc/p/kehztdpg
•	Participant Dial-In Numbers:
o	U.S. / Canada Participant Toll-Free Dial-In Number: (800) 715-9871
o	U.K. Participant Toll-Free Dial-In Number: +44 800 260 6466
o	International Participant Toll-Free Dial-In Number: (646) 307-1963
o	Conference ID: 3531937

About Nexxen

Nexxen empowers advertisers, agencies, publishers and broadcasters around the world to utilize video and Connected TV in the ways that are most meaningful to them. Comprised of a demand-side platform (DSP), supply-side platform (SSP), ad server and data management platform (DMP), Nexxen delivers a flexible and unified technology stack with advanced and exclusive data at its core. Our robust capabilities span discovery, planning, activation, measurement and optimization – available individually or in combination – all designed to enable our partners to reach their goals, no matter how far-reaching or hyper niche they may be. For more information, visit www.nexxen.com

Nexxen is headquartered in Israel and maintains offices throughout the United States, Canada, Europe and Asia-Pacific, and is traded on the London Stock Exchange (AIM: NEXN) and NASDAQ (NEXN).

For further information please contact:

Nexxen International Ltd.
Billy Eckert, Vice President of Investor Relations
ir@nexxen.com

Caroline Smith, Vice President of Communications
csmith@nexxen.com

KCSA (U.S. Investor Relations)
David Hanover, Investor Relations
nexxenir@kcsa.com

Vigo Consulting (U.K. Financial PR & Investor Relations)
Jeremy Garcia / Peter Jacob / Aisling Fitzgerald
Tel: +44 20 7390 0230 or nexxen@vigoconsulting.com

Cavendish Capital Markets Limited
Jonny Franklin-Adams / Charlie Beeson / George Dollemore (Corporate Finance)
Tim Redfern / Harriet Ward (ECM)
Tel: +44 20 7220 0500